UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-QSB   ☐ Form N-SAR   ☐ Form N-CSR

For the Period Ended: June 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - COMPANY INFORMATION

Full Name of Company:  Purchase Point Media Corporation

Former Name, if Applicable:

Address of Principal Executive Office (Street and Number):   6950 Central Highway, Pennsauken, NJ 08109

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE

         State below in  reasonable  detail the  reasons  why Forms 10-KSB,  20-F, 11-K,  10-QSB,  N-SAR, N-CSR or the transition  report portion  thereof,  could not be filed within the prescribed time period. (Attach extra sheets if needed)

         Management is in the process of finalizing the operating results of the June 30, 2007 fiscal year.  The  information  could not be assembled  and analyzed  without unreasonable effort and expense to the Registrant. The Form 10-KSB will be filed as soon as practicable and within the 15 day extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Steven Kempenich	856	488-9333
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Purchase Point Media Corporation
(Name of  Registrant  as  Specified  in  Charter)

has caused  this notification  to be  signed  on its  behalf  by the  undersigned  hereunto  duly authorized.

Date: September 27, 2007	By:	/s/ Steven Kempenich
Steven Kempenich
Chief Executive Officer